UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Lundin Mining Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

550372106

(CUSIP Number)

H. Maura Lendon

Vice President and General Counsel

HudBay Minerals Inc.

Dundee Place, Suite 2501

1 Adelaide Street East

Toronto, Ontario

M5C 2V9, Canada

416 362-8181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 550372106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HudBay Minerals Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 96,997,492 (1)
8. Shared Voting Power
9. Sole Dispositive Power 96,997,492
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,997,492
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.9% (2)
14.	Type of Reporting Person (See Instructions) CO

(1).	Represents common shares of Lundin Mining Corporation (“Lundin”) that HudBay Minerals Inc. has acquired in accordance with the Subscription Agreement.
(2).	Based on 390,436,279 common shares of Lundin outstanding as represented by Lundin in the Arrangement Agreement, and the issuance of 96,997,492 common shares of Lundin on December 11, 2008 pursuant to the Subscription Agreement.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by HudBay Minerals Inc. (“HudBay”) on December 1, 2008 (the “Schedule 13D”), with respect to the common shares (the “Common Shares”) of Lundin Mining Corporation (“Lundin”), as amended by Amendment No. 1 to the Schedule 13D filed by HudBay on December 15, 2008 (together, the “Initial Statement”). The Common Shares to which this Amendment relates are held directly by HudBay. This Amendment is being filed to update the Initial Statement in light of recent events.

Except as expressly provided herein, this Amendment does not modify any of the information previously reported in the Initial Statement. All capitalized terms used herein shall have the meanings given to them in the Initial Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.	Source of Funds

Item 3 is hereby amended by deleting the previous response in its entirety and by adding the following:

On November 21, 2008, HudBay and Lundin entered into a letter agreement (the “Letter Agreement”, attached as Exhibit 2.1 to the Initial Statement) pursuant to which HudBay agreed to lend up to C$135,796,488.80 to Lundin on a subordinated basis for general corporate purposes, subject to both parties executing definitive documentation and Lundin obtaining any required waivers and consents from its senior lenders. HudBay and Lundin also entered into a subscription agreement (the “Subscription Agreement”, attached as Exhibit 2.2 to the Initial Statement). The proceeds of the private placement were to be used to repay the loan by HudBay. The completion of the private placement was subject to the issuance being completed in accordance with Canadian and U.S. law and approval of the issuance and conditional listing by the Toronto Stock Exchange of such Common Shares.

Concurrently with entry into the Letter Agreement and Subscription Agreement, HudBay and Lundin entered into an arrangement agreement (the “Arrangement Agreement”, attached as Exhibit 2.3 to the Initial Statement). Pursuant to the Arrangement Agreement, HudBay and Lundin agreed to implement an arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”) in accordance with and subject to the terms and conditions of the Arrangement Agreement and the plan of arrangement included therein, as amended by its terms or upon the direction of the Ontario Superior Court of Justice (Commercial List). As an inducement to HudBay to enter into the Arrangement Agreement, and in consideration thereof, certain directors, officers and shareholders (each a “Shareholder”, and together the “Shareholders”) of Lundin entered into voting agreements, having similar form, with HudBay, each dated as of November 21, 2008 (the “Voting Agreements”, each of which is attached as Exhibits 2.4 through 2.15 to the Initial Statement), the purpose of which was to facilitate the consummation of the Arrangement. HudBay did not pay any cash consideration to the Shareholders in exchange for the Voting Agreements.

On December 11, 2008, Lundin issued 96,997,492 Common Shares to HudBay pursuant to the Subscription Agreement at C$1.40 per share for total gross proceeds to Lundin of C$135,796,488.80, representing a 19.9% interest in Lundin after the issuance. As a result of the issuance, the loan to Lundin contemplated by the Letter Agreement was not completed and the Letter Agreement was terminated without penalty by mutual agreement.

On February 23, 2009, HudBay and Lundin entered into a termination agreement (the “Termination Agreement”, attached hereto as Exhibit 2.16) pursuant to which the companies agreed to terminate the Arrangement Agreement. Pursuant to the Termination Agreement, HudBay and Lundin release each other in respect of any and all claims arising from the Arrangement Agreement, and agree that neither company will be liable for the payment of any termination fees to the other. Each of the Voting Agreements terminated automatically upon termination of the Arrangement Agreement. HudBay will continue to be bound by the terms of the Subscription Agreement.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by deleting the previous response in its entirety and by adding the following:

(a) HudBay and Lundin are bound by a reciprocal standstill covenant for a period of twelve months from the date of the Termination Agreement. HudBay currently has no plan or proposal which relates to, or may result in, the acquisition or disposition by any person of securities of Lundin.

(b) As described in Item 3, on February 23, 2009, HudBay and Lundin entered into a Termination Agreement pursuant to which the companies have agreed to terminate the Arrangement Agreement. Accordingly, HudBay currently has no plan or proposal which relates to, or may result in, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Lundin or any of its subsidiaries.

(c) Pursuant to the Termination Agreement, HudBay shall have a right of first offer in the event of any proposed sale or transfer of material assets of Lundin during the six month period following the date of termination of the Arrangement Agreement.

(d) Pursuant to the Termination Agreement, as long as HudBay owns 10% or more of the outstanding Common Shares of Lundin, HudBay is entitled to have one nominee on the Board of Directors of Lundin. It has not yet been determined whether Lundin will expand its board of directors to accommodate HudBay’s nominee or if a current Lundin board member will resign. The timing of the appointment of HudBay’s nominee to Lundin’s board of directors has not yet been determined.

(e) HudBay currently has no plan or proposal which relates to, or may result in, a change in the present capitalization or dividend policy of Lundin.

(f) Pursuant to the Termination Agreement, as long as HudBay continues to own 10% or more of the outstanding Common Shares of Lundin, HudBay shall have the right to maintain its current level of ownership of the Common Shares of Lundin in the event of any public or private distribution of Common Shares by Lundin, subject to certain exceptions.

(g) Other than described in Item 4(d) and (f), HudBay has no plan or proposal which relates to, or may result in, changes to Lundin’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of Lundin by any person.

(h) HudBay has no plan or proposal which relates to, or may result in, Lundin being delisted from the New York Stock Exchange.

(i) HudBay has no plan or proposal which relates to, or may result in, Lundin becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, HudBay currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of this Schedule 13D (although HudBay reserves the right to develop such plans).

Except as stated in the above response to this Item 4, neither HudBay, nor to the knowledge of HudBay, any of the directors or executive officers of HudBay listed on Schedule I of the Initial Statement, has any present plans or intentions which relate to, or may result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

The foregoing descriptions of the Arrangement Agreement, Voting Agreements, Letter Agreement, Subscription Agreement and Termination Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, respectively, and such agreements are incorporated by reference herein where references and descriptions of such agreements appear.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (b) is hereby amended by deleting the previous response in its entirety and by adding the following:

(a) – (b) HudBay is the sole beneficial owner of 96,997,492 Common Shares acquired pursuant to the Subscription

Agreement, constituting approximately 19.9% of the issued and outstanding Common Shares, based on 390,436,279 common shares of Lundin outstanding as represented by Lundin in the Arrangement Agreement, and the issuance of 96,997,492 common shares of Lundin on December 11, 2008 pursuant to the Subscription Agreement.

Set forth in Schedule II to the Initial Statement are the number and percentage of Common Shares beneficially owned or deemed to be beneficially owned by each of the directors and executive officers of HudBay as at February 23, 2009.

Item 6.	Contracts, Agreements, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by deleting the previous response in its entirety and by adding the following:

Except for the Subscription Agreement and Termination Agreement, and as otherwise described above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Lundin, including but not limited to, transfer and voting of any of the securities of Lundin, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of Lundin.

Item 7.	Material to be Filed as Exhibits

Exhibit 2.16	Termination Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2009

HudBay Minerals Inc.

By:	/s/ David Bryson
Name:	David S. Bryson
Title:	Vice President, Finance and Chief Financial Officer